

March 6, 2012

Via E-Mail
Matthew Ivers
Senior Vice President and Chief Financial Officer
Alarion Financial Services, Inc.
One Northeast First Avenue
Ocala, Florida 34470

Re: Alarion Financial Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 16, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 15, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 14, 2011
File No. 000-51843

Dear Mr. Ivers:

        We have completed our review of your filings. We remind you that our
comments or changes to disclosure in response to our comments do not foreclose the
Commission from taking any action with respect to the company or the filings and the
company may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States. We
urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filings to be certain that the filings include the information the Securities Exchange
Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Paul Cline

                                        Paul Cline
                                        Staff Accountant